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Exhibit 12.1

Northwest Airlines Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year ended December 31,
	2001	2000	1999	1998		1997
Earnings:
Income (loss) before income taxes and 1997 extraordinary items	$(670)	$435	$487	$(430)		$985
Less: Income (loss) from less than 50% owned investees	(5)	92	86	9		19
Add:
Rent expense representative of interest(1)	237	229	199	193		198
Interest expense net of capitalized interest	326	316	348	294		228
Interest of preferred security holder	25	27	27	22		24
Amortization of debt discount and expense	14	11	15	18		6
Amortization of interest capitalized	4	4	4	4		3

Adjusted earnings	$(59)	$930	$994	$92		$1,425

Fixed charges:
Rent expense representative of interest(1)	$237	$229	$199	$193		$198
Interest expense net of capitalized interest	326	316	348	294		228
Interest of preferred security holder	25	27	27	22		24
Amortization of debt discount and expense	14	11	15	18		6
Capitalized interest	29	23	16	17		11

Fixed charges	$631	$606	$605	$544		$467

Ratio of earnings to fixed charges	— (2)	1.53	1.64	—	(2)	3.05

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges by $690 million and $452 million for the years ended December 31, 2001 and 1998, respectively.

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  Exhibit 12.1
Northwest Airlines Corporation COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)